Natural Machines, Inc.

Consolidated Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

NATURAL MACHINES, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Natural Machines, Inc.
New York, New York

We have reviewed the accompanying consolidated financial statements of Natural Machines, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 27, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

NATURAL MACHINES, INC.

Consolidated Balance Sheets
December 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash	$ 658,255	$ 442
Accounts receivable	7,678	81,026
Inventory	682,699	169,842
Prepaid expenses	16,800	-
Other current assets	712	-
Total current assets	1,366,144	251,310
Property and equipment, net	426,956	643,277
Other assets	3,884	-
	$ 1,796,984	$ 894,587

NATURAL MACHINES, INC.

Consolidated Balance Sheets, Continued
December 31, 2018 and 2017

Liabilities and Stockholders' Equity (Deficit)	2018	2017
Current liabilities:		
Accounts payable	$ 511,329	$ 577,827
Accrued expenses	634,208	646,289
Deferred revenue	3,544	129,557
Convertible notes, current portion	114,397	254,250
Total current liabilities	1,263,478	1,607,923
Long-term liabilities:		
Line of credit	4,421,810	4,421,810
Convertible notes, less current portion - net	1,133,612	414,612
Note payable	915,176	-
Total long-term liabilities	6,470,598	4,836,422
Total liabilities	7,734,076	6,444,345
Stockholders' equity (deficit):		
Series A-1 preferred stock at $0.0001 par value; authorized 4,864,449 shares, 4,864,449 issued and outstanding at December 31, 2018 and 2017	486	486
Series A-2 preferred stock at $0.0001 par value; authorized 6,579,024 shares, 4,420,206 issued and outstanding at December 31, 2018, 3,756,906 issued and outstanding at December 31, 2017	442	376
Common stock at $0.0001 par value; authorized 50,000,000 shares, 31,499,600 issued and outstanding at December 31, 2018 and 2017	3,150	3,150
Additional paid-in capital	2,169,059	1,897,266
Accumulated deficit	(8,081,124)	(7,451,036)
Accumulated other comprehensive loss	(29,105)	-
Total stockholders' deficit	(5,937,092)	(5,549,758)
	$ 1,796,984	$ 894,587

See report of independent accountants and accompanying notes to consolidated financial statements.

NATURAL MACHINES, INC.

Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31, 2018 and 2017

	2018	2017
Sales, net	$ 462,464	$ 167,237
Cost of goods sold	(253,947)	(129,791)
Gross profit	208,517	37,446
Operating expenses:		
Research and experimental	383,316	2,316,518
Depreciation	216,321	215,055
Consulting	93,351	98,837
Shipping	34,519	-
Stock compensation expense	18,173	18,199
Other operating	14,854	24,122
Rent	14,400	-
Total operating expenses	774,934	2,672,731
Loss from operations	(566,417)	(2,635,285)
Other income (expense):		
Interest income	22	-
Foreign exchange adjustment	45,302	(44,612)
Interest	(106,599)	(38,147)
Taxes	(2,396)	(750)
Total other expenses, net	(63,671)	(83,509)
Net loss	(630,088)	(2,718,794)
Other comprehensive loss:		
Unrealized loss on currency translation	(29,105)	-
Total comprehensive loss	$ (659,193)	$ (2,718,794)

See report of independent accountants and accompanying notes to consolidated financial statements.

4

NATURAL MACHINES, INC.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2018 and 2017

	Series A-1 Preferred Stock	Series A-2 Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
Balance January 1, 2017	$ 486	$ -	$ 3,150	$ 1,008,375	$ (4,732,242)	$ -	$ (3,720,231)
Issuance of additional shares	-	376	-	833,377	-	-	833,753
Discount on convertible notes with beneficial conversion features	-	-	-	37,315	-	-	37,315
Stock compensation expense	-	-	-	18,199	-	-	18,199
Net loss	-	-	-	-	(2,718,794)	-	(2,718,794)
Balance December 31, 2017	486	376	3,150	1,897,266	(7,451,036)	-	(5,549,758)
Issuance of additional shares	-	66	-	147,121	-	-	147,187
Discount on convertible notes with beneficial conversion features	-	-	-	106,499	-	-	106,499
Stock compensation expense	-	-	-	18,173	-	-	18,173
Comprehensive loss: Net loss	-	-	-	-	(630,088)	-	(630,088)
Other comprehensive loss: Unrealized loss on currency translation	-	-	-	-	-	(29,105)	(29,105)
Balance December 31, 2018	$ 486	$ 442	$ 3,150	$ 2,169,059	$ (8,081,124)	$ (29,105)	$ (5,937,092)

See report of independent accountants and accompanying notes to consolidated financial statements.

NATURAL MACHINES, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (630,088)	$ (2,718,794)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation	216,321	215,055
Stock compensation expense	18,173	18,199
Unrealized (gain) loss on currency translation	(73,916)	43,290
Accretion of interest on convertible notes	28,710	10,364
Changes in operating assets and liabilities:		
Accounts receivable	73,348	(18,315)
Inventory	(512,857)	(163,839)
Prepaid expenses	(16,800)	-
Other current assets	(712)	-
Other assets	(3,884)	-
Accounts payable	(66,498)	409,993
Accrued expenses	(12,081)	(527,519)
Deferred revenue	(126,013)	(81,980)
Net cash used in operating activities	(1,106,297)	(2,813,546)
Cash flows used in investing activities:		
Purchases of property and equipment	-	(9,500)
Cash flows from financing activities:		
Proceeds from line of credit, net	-	1,642,079
Proceeds from convertible notes	958,493	341,455
Payments on convertible notes	(256,746)	(5,000)
Proceeds from notes payable	915,176	-
Proceeds from issuance of stock	147,187	833,753
Net cash provided by financing activities	1,764,110	2,812,287
Net change in cash	657,813	(10,759)
Cash, beginning of year	442	11,201
Cash, end of year	$ 658,255	$ 442
Supplemental cash flow disclosure:		
Interest paid	$ 77,889	$ 27,783
Non-cash transactions:		
Discount for beneficial conversion feature on convertible		
notes	$ 106,499	$ 37,315

See report of independent accountants and accompanying notes to consolidated financial statements.

6

NATURAL MACHINES, INC.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"):

Natural Machines, Inc. was incorporated on March 5, 2015 in the state of Delaware and sells a 3D food printing kitchen appliance focused on food personalization, health, kitchen efficiency, and reducing food waste.

Natural Machines Italy was incorporated on December 21, 2018 in Italy and operates the European market segment of the Company.

Management's Plans: The Company's strategic plan for 2019 and beyond is focused on growing sales and reaching its breakeven. Since the Company's inception, it had been investing in product development, factory setup, and patents before beginning full sales operations in 2018. Sales growth has reduced outside capital needs, and the Company plans to start selling proactively and setting up channels to reach more customers without increasing cash needs. The Company believes the combination of their growth strategy together with additional financing through crowdfunding will enable the Company to continue as a going concern for a reasonable period of time.

Principles of Consolidation and Basis of Accounting: The consolidated financial statements include the accounts of Natural Machines, Inc. and Natural Machines Italy (collectively, the "Company"), which are both majority owned by Natural Machines, SL. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. The consolidated financial statements do not include the parent, Natural Machines, SL.

Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in several financial institutions with balances that periodically exceed federally insured limits. At December 31, 2018, three customers comprised 99% of accounts receivable, and one customer comprised 47% of net sales for the year then ended. At December 31, 2017, one customer comprised 15% of accounts receivable. There were no revenue concentrations in 2017.

1. **Summary of Significant Accounting Policies, Continued:**

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018 and 2017, management did not deem an allowance for uncollectable accounts to be necessary.

Inventory: Inventory consists of finished goods and is valued at the lower of cost or market. Cost for inventory is determined using the first in, first out method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. Management determined no valuation allowance was needed at December 31, 2018 and 2017.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Foreign Currency Translation: Natural Machines Italy uses the Euro for its functional currency. Using historical and year-end exchange rates, Natural Machines Italy converts its balances to U.S. Dollars and the differences are recognized as unrealized currency translation gains or losses in other comprehensive income (loss).

The Company has debt held by foreign creditors, denoted in foreign currency. These transactions are initially recorded in U.S. Dollars at prevailing exchange rates. At the date obligations relating to these transactions are settled, the Company records a gain or loss upon the exchange rate then in effect. Open balances at the date of the balance sheet are converted at the exchange rate in effect at December 31, 2018 and 2017, and gains and losses resulting from these transactions are included in earnings. During 2018, the Company recorded a net translation gain of $45,302, of which $44,811 was unrealized. During 2017, the Company recorded a net translation loss of $44,612, of which $43,290 was unrealized.

Revenue Recognition: The Company recognizes revenue upon delivery of the product. Cash received in advance of a product being delivered is recorded as deferred revenue.

Research and Development Costs: Research and development costs, including the costs of filing and protecting patents, are charged to expense as incurred.

Organizational Costs: Organizational costs are charged to expense as incurred.

1.   **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations and comprehensive loss. Stock-based compensation is recognized and amortized to compensation expense over the applicable requisite service or vesting period.

Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant consolidated financial statement exposure to uncertain income tax positions at December 31, 2018 and 2017. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2020, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements, Continued:

   Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through January 27, 2020, the date the financial statements were available to be issued and has determined that other than the stock option activity discussed in Note 7 and the lease extension discussed in Note 10, there are no subsequent events to be reported in the accompanying consolidated financial statements.

2. **Property and Equipment:**

   Property and equipment consisted of the following at December 31:

	2018	2017
Furniture and equipment	$ 1,081,607	$ 1,081,607
Less: Accumulated depreciation	(654,651)	(438,330)
	$ 426,956	$ 643,277

   Depreciation expense was $216,321 for 2018 and $215,055 for 2017.

3. **Line of Credit:**

   The Company has available a revolving interest-free line of credit with its main inventory supplier and minority owner. The line provides for maximum borrowings of $4,421,810. The line has no fixed payments or maturity date. Beginning in 2019, repayments are made as product is sold, with $1,000 per sale being remitted to the lender. Outstanding borrowings on the line of credit were $4,421,810 at December 31, 2018 and 2017.

4. **Convertible Notes:**

The Company has a convertible promissory note payable in an original amount of $211,455, effective March 1, 2017. The note accrues interest at 4.0% per annum and has a beneficial conversion feature upon which the principal will convert at 85% of the per unit price paid by investors. The Company has the option to pay the accrued interest portion of the note rather than convert to shares. The note was recorded net of a discount related to the beneficial conversion feature of $37,315. The discount is amortized over the life of the debt with a balance of $14,512 at December 31, 2018 and $26,951 at December 31, 2017. All unpaid principal and accrued interest is due upon maturity on February 29, 2020 or will convert upon closing of a qualified financing event, as defined in the note agreement. Additionally, if no automatic conversion occurs, either the Company or the noteholder may elect to convert the balance to shares upon the maturity date of February 29, 2020. The balance on the note, including accrued interest, was $211,455 at December 31, 2018 and 2017.

The Company has a convertible promissory note payable to the majority owner of the Company. The note is transacted in Euro in an original amount of approximately $958,493 USD, effective January 30, 2018. The note accrues interest at a variable rate equal to the Euro Interbank Offered Rate plus 55 basis points, plus the Company's EBITDA plus 170 basis points, with a maximum combined rate of 10.5% per annum. All unpaid principal and accrued interest is due upon maturity on January 27, 2024. The note has a beneficial conversion feature upon which the principal will convert at 90% of the per unit price paid by investors and was recorded net of a discount related to the beneficial conversion feature of $106,499. The discount is amortized over the life of the debt with a balance of $90,228 at December 31, 2018. The balance on the note was $955,997 at December 31, 2018.

The Company has a convertible promissory note payable to a third party lender. The note is transacted in Euro in an original amount of approximately $330,000 USD, effective December 23, 2015. The note accrues interest at a fixed rate equal to 6% of the outstanding balance plus a variable rate equal to 15% over the Company's EBIT, with a maximum combined rate of 10%. The note had two years of monthly interest-only payments until December 31, 2017, at which point the Company began making monthly principal payments of $25,000 plus interest. All unpaid principal and accrued interest is due upon maturity on December 31, 2020. The balance on the note was $189,650 at December 31, 2018 and $318,900 at December 31, 2017.

The Company had a convertible promissory note payable to a minority interest owner of the Company in an original amount of $130,000, effective August 15, 2017. The note accrued interest at 1.29% per annum from August 15, 2017 to September 15, 2017, and 4.25% per annum from September 15, 2017 until the original maturity date of November 15, 2017, when all unpaid principal and interest became due. The note was convertible by election of the lender at any time into Series A-2 preferred shares. The balance of the note was $125,000 at December 31, 2017, which was paid in full in January 2018.

4.   **Convertible Notes, Continued:**

Future minimum payments on maturities of convertible notes payable are as follows at December 31, 2018:

Year	Amount
2019	$ 114,397
2020	297,221
2021	-
2022	-
2023	-
Thereafter	941,131
	1,352,749
Less: Remaining discount on beneficial conversion feature	104,740
	$ 1,248,009

5.   **Note Payable:**

The Company has a note payable due to a third party lender. The note is transacted in Euro in an original amount of approximately $915,176, effective December 31, 2018. The note accrues interest at a rate of 2.1% per annum. The loan requires interest-only payments until January 2021 at which point the Company begins making monthly payments of principal and interest totaling $14,061 until the note matures in December 2025, at which point all principal and interest comes due. The full amount of the loan was outstanding at December 31, 2018.

Future minimum payments on maturities of the note payable are as follows at December 31, 2018:

Year	Amount
2019	$ -
2020	-
2021	175,436
2022	179,156
2023	182,955
Thereafter	377,629
	$ 915,176

6. **Stockholders' Equity (Deficit):**

Pursuant to its articles of incorporation, Natural Machines, Inc. is authorized to issue up to 50,000,000 shares of common stock at $0.0001 par value per share as of December 31, 2018 and 2017. Natural Machines, Inc. has issued and outstanding 31,499,600 shares of common stock at December 31, 2018 and 2017. The holder of each share of common stock is entitled to one vote.

Natural Machines, Inc. is authorized to issue up to 4,864,449 shares of Series A-1 preferred stock and 6,759,024 shares of Series A-2 preferred stock at $0.0001 par value per share as of December 31, 2018 and 2017. Natural Machines, Inc. had issued and outstanding 4,864,449 shares of Series A-1 preferred stock at December 31, 2018 and 2017, 4,420,206 shares of Series A-2 preferred stock at December 31, 2018, and 3,756,906 shares of Series A-2 preferred stock at December 31, 2017. The preferred stock has noncumulative dividend preference in the amount of 6% of the original issue price per share and liquidation preference over common stock. The preferred stock is convertible to common stock at any time at a ratio defined in the Company's certificate of incorporation. The preferred stock is nonredeemable and has voting rights equal to the number of whole shares of common stock into which the preferred stock could be converted.

7. **Equity Incentive Plan:**

During 2018 and 2017, the Company granted options to certain employees and non-employees pursuant to the terms of the 2015 Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 6,443,100 shares. As of December 31, 2018 and 2017, there were 3,453,100 shares and 3,653,100 shares available for future issuance, respectively. Options vest according to the following schedule: 25% on January 1 of the year after the grant date, 2.083% per month thereafter over the next three years.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations and comprehensive loss. The Company uses the Black-Scholes pricing model to value options.

7. **Equity Incentive Plan, Continued:**

A summary of the Company's stock options exercisable at December 31, 2018 and 2017 and changes during the years then ended, is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
Balance, January 1, 2017	2,235,000	$ 0.04
Issued	1,100,000	0.04
Forfeited	(545,000)	0.04
Balance, December 31, 2017	2,790,000	0.04
Issued	690,000	0.06
Forfeited	(490,000)	0.04
Balance, December 31, 2018	2,990,000	$ 0.04

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2018:

Range of Exercise Prices	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Life (in Years)
$ 0.04 - 0.06	2,990,000	1,402,083	8.32

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2017:

Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Life (in Years)
$ 0.04	2,790,000	809,792	8.80

7. Equity Incentive Plan, Continued:

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2018 and 2017 are as provided below:

Stock price	$ 0.04 - 0.06
Expected life of options (in years)	2 - 5 years
Exercise price	$ 0.04 - 0.06
Expected stock price volatility	60 - 83%
Discount rate - bond equivalent yield	1.89 - 2.81%

The Company recognized stock compensation expense of $18,173 in 2018 and $18,199 in 2017. Unrecognized compensation expense totaling $37,313 is expected to be recognized through 2021.

Subsequent to year end, the Company issued an additional 1,038,000 of stock options and an additional 25,000 options were forfeited.

8. Income Taxes:

The Company has U.S. and state net operating loss carry forwards of approximately $8,080,000 at December 31, 2018. Approximately $7,450,000 is available to offset future taxable income in the U.S. which begin to expire in 2035, and approximately $630,000 carryforward indefinitely until applied to future taxable income.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

9. Related Party Transactions:

In addition to the line of credit described in Note 3 and convertible notes described in Note 4, the Company has $431,230 due to a related party at December 31, 2018 and 2017. Sales to this same related party totaled $214,811 in 2018. The Company's majority owner paid for certain research and development costs on the Company's behalf, to be reimbursed by the Company as cash becomes available. This liability totaled $594,276 at December 31, 2018 and $626,845 at December 31, 2017, and is included as a component of accrued expenses in the consolidated balance sheets.

10. **Lease:**

In 2018, the Company began renting office space in New York, New York under a non-cancelable operating lease. The lease runs through June 30, 2019, requiring monthly payments of $2,400. Expense recorded under the lease was $14,400 for 2018. Minimum future payments related to the lease total $14,400 for 2019. Subsequent to year end, the lease was extended through June 30, 2020.